Exhibit 99.1

FOR IMMEDIATE RELEASE

Silicom Announces Major Multi-Year Win:
Top-Tier Service Provider Expected to Deploy
Silicom’s Edge/CPE Devices Worldwide

5-Year Deployment Expected to Ramp Up Gradually,
Generating Tens of Millions of Dollars Per Year at its Peak

KFAR SAVA, Israel — December 3, 2018, - Silicom Ltd. (NASDAQ: SILC) today announced that one of the world’s largest service providers is expected to deploy Silicom’s modular uCPE units in its worldwide NFV implementation with SD-WAN integrated as one of its network functions.

To win this deal, Silicom leveraged its unique capabilities within the uCPE world, including primarily its modular approach and secured management features, and customized its uCPE designs to help the customer achieve its required challenging performance, data volume and infrastructure-scale-up goals. Silicom has already delivered customized devices for testing and approval, and is now moving forward with a process expected to lead to General Availability (GA) during the first half of 2019.

Based on the customer’s projections, Silicom expects win-related revenues to ramp up gradually, beginning with only a few million dollars in 2019 and then rising to a run rate of tens of millions of dollars per year at the height of the program.

“It is hard to overstate the importance of this win for Silicom,” commented Shaike Orbach, Silicom’s CEO. “Beyond the significant 5-year revenue potential of the deal, the fact that a customer of this size – a company with almost unlimited internal development resources – has come to us, is the strongest possible confirmation of our unique creativity and the superiority of our hardware and software technologies. It also demonstrates, once again, the rock-solid reliability of our manufacturing, delivery and support capabilities, all of which are fundamental prerequisites for a project of this scale.”

Mr. Orbach continued, “In addition, beyond the potential of this particular project and its future derivatives, we believe our success in penetrating this giant customer will pave the way to significant new wins in the future, both within this organization and with other service providers, of all sorts and sizes, throughout the world.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 150 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based market, the speed and extent to which cloud-based and cloud-focused solutions are adopted by the market, likelihood that it will rely increasingly on customers which provide cloud-based and cloud-focused solutions in this evolving market, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft / Gavriel Frohwein GK Investor Relations Tel: +1 646 668 3559 E-mail: silicom@gkir.com